

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2021

Cary Grossman
President
GOOD WORKS ACQUISITION CORP.
4265 San Felipe, Suite 603
Houston, TX 77027

> **Re:** **GOOD WORKS ACQUISITION CORP.**
> **Form S-4**
> **Exhibit Nos. 2.1, 10.19, 10.20, 10.21**
> **Filed May 14, 2021**
> **File No. 333-256115**

Dear Mr. Grossman:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance